EXHIBIT 99.1

Brookfield Reinsurance Announces Credit Rating Upgrade of American Equity Investment Life Insurance Company to A

BROOKFIELD, NEWS, May 07, 2024 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) today announced that its wholly-owned operating subsidiary American Equity Investment Life Insurance Company (“AEL”) has received an upgrade to its Insurer Financial Strength (“IFS”) rating from S&P Global Ratings (“S&P”) to “A” from “A-”. The upgrade reflects AEL being core to the overall Brookfield Reinsurance group and benefitting from the strong capital position and earnings profile of Brookfield Reinsurance.

American National Insurance Company’s “A” IFS rating has been reaffirmed, with credit watch removed following the completion of Brookfield Reinsurance’s acquisition of American Equity Investment Life Holding Company (“AEILHC”).

As a result, the existing senior bonds of AEILHC will receive a rating increase to “BBB” from “BBB-”, and the outstanding preferred shares of AEILHC will receive a rating increase to “BB+” from “BB” from S&P. The rating for American National Group LLC’s existing senior bonds has been reaffirmed at “BBB”, with credit watch removed.

Additionally, Fitch Ratings (“Fitch”) has upgraded AEILHC’s existing senior unsecured notes to “BBB” from “BBB-”, and its preferred shares to “BB+” from “BB”.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE; TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN).

For more information, please visit our website at bnre.brookfield.com.

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Forward Looking Statements

This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, AEL and Brookfield Reinsurance’s other subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, statements regarding the merger and redomestication of AEILHC and American National Group, LLC, and its anticipated impact on ratings, constitute forward looking statements.. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or AEL to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.